Exhibit (a)(1)(iv)
Form of Letter from the Company to Stockholders
in Connection with the Company’s Acceptance of Shares
CARLYLE CREDIT SOLUTIONS, INC.
c/o STATE STREET BANK AND TRUST COMPANY
1 Heritage Drive, Mailstop OHD0100
North Quincy, MA 02171
February 1, 2024
[STOCKHOLDER NAME/ADDRESS]
Dear Stockholder:
This letter serves to inform you that Carlyle Credit Solutions, Inc. (the “Company”) has received and accepted for purchase in accordance with the terms of the Company’s tender offer that expired at 11:59 p.m., New York City Time, on January 29, 2024, your tender of shares of common stock, par value $0.01 per share (the “Shares”), of the Company.
Based on the final count by State Street Bank & Trust Company, the Company’s transfer agent (the “Transfer Agent”), 3,871,999 Shares were properly tendered and not properly withdrawn prior to the expiration date, which exceeded the maximum number of 3,050,962 Shares the Company offered to purchase pursuant to the tender offer, after giving effect to the purchase of an additional 1,109,441 Shares (2% of the Company's outstanding Shares as of September 30, 2023) for which the Company reserved in the Offer to Purchase the right to purchase.

Due to the oversubscription of the tender offer, based on the final count described above, the Company accepted for purchase on a pro rata basis approximately 78.796% of the Shares properly tendered and not properly withdrawn. As a result, the Company has purchased from you approximately 78.796% of the Shares you properly tendered and did not properly withdraw. The number of Shares that the Company has accepted for purchase in the tender offer represents approximately 5.421% of the total number of Shares outstanding as of December 31, 2023.

Shares not accepted for purchase will be returned or credited to your account, as applicable, by the Transfer Agent, on behalf of the Company.

In accordance with the terms of the tender offer, you have been issued a non-interest bearing, non-transferable and non-negotiable promissory note (the “Note”), which is being held on your behalf by the Transfer Agent that entitles you to receive payment(s) in an aggregate amount equal to the net asset value of the tendered Shares as of December 31, 2023 less the 2% “early repurchase fee” applicable to Shares that have not been outstanding for at least one year.
If you have any questions (or wish to request a copy of your Note), please contact the Company’s Transfer Agent at (888) 207-9542.
Sincerely,
Carlyle Credit Solutions, Inc.